Exhibit 99.1

Revance Appoints Mark A. Prygocki to its Board of Directors

NEWARK, Calif., May 12, 2014 – Revance Therapeutics, Inc. (NASDAQ:RVNC), a specialty biopharmaceutical company that develops botulinum toxin products for use in aesthetic and therapeutic indications, today announced that Mark A. Prygocki has been appointed to its Board of Directors and as the Chair of its Audit Committee, effective immediately.

Mr. Prygocki is a pharmaceutical industry leader with over 20 years of experience, specializing in corporate finance, commercial operations, and manufacturing and distribution. He was employed by Medicis Pharmaceutical Corporation for more than 20 years and served as President from July 2010 to December 2012. Prior to July 2010, Mark Prygocki held several senior-level positions at Medicis, including Chief Operating Officer, Executive Vice President, and Chief Financial Officer and Treasurer. From July 1990 through October 1991, he was employed by Citigroup, an investment banking firm, in the regulatory reporting division. Prior to that, Mr. Prygocki spent several years in the audit department of Ernst & Young, LLP. He is certified by the Arizona State Board of Accountancy and the New York Society of CPAs. During his tenure at Medicis, Mark played a pivotal role in the launch and commercial success of a vast portfolio of dermatological products, including RESTYLANE®, PERLANE®, DYSPORT®, SOLODYN®, ZIANA®, VANOS®, and LOPROX®. Under his leadership, Medicis grew to become a multi-billion dollar enterprise and was acquired by Valeant Pharmaceuticals International in 2012 for $2.6 billion.

“Revance is thrilled to add another outstanding, well-respected, business leader with a proven track record to our board” said Dan Browne, President and CEO of Revance. “With extensive specialty pharmaceutical experience in the aesthetic and medical dermatology and investment community, Mark has the proven business and leadership skills to help guide Revance execute and drive our strategic plan to commercialize our novel neurotoxin product candidates, RT001 and RT002, for multiple aesthetic and therapeutic indications.”

“I am pleased to be joining the Revance board and to have the opportunity to work with this talented team,” said Prygocki. “I have followed this innovative company for many years and am very impressed with what they have accomplished and look forward to contributing to Revance’s direction and growth as an aesthetic and therapeutic dermatology leader.”

About Revance Therapeutics, Inc.

Revance is a specialty biopharmaceutical company focused on the development, manufacturing and commercialization of novel botulinum toxin products for multiple aesthetic and therapeutic applications. The Company is leveraging its proprietary portfolio of botulinum toxin compounds combined with its patented TransMTS® peptide delivery system to address unmet needs in the large and growing aesthetic and therapeutic botulinum toxin market. Revance’s proprietary TransMTS technology enables transcutaneous delivery of botulinum toxin A, eliminating the need for injections.

About RT001 and RT002

The Company has two primary products. RT001, our lead product candidate, RT001, is a topical formulation of botulinum toxin type A, which has the potential to be the first commercially-available non-injectable dose form. RT001 is being evaluated in a broad clinical program that includes aesthetic indications such as crow’s feet lines (wrinkles around the eyes) and therapeutic indications such as hyperhidrosis (excessive sweating) and migraine headache. Revance’s second product candidate, RT002, is a novel, injectable formulation of botulinum toxin type A designed to be more targeted and longer lasting than currently available botulinum toxin injectable products.

“Revance Therapeutics”, TransMTS® and the Revance logo are registered trademarks of Revance Therapeutics, Inc. All other trademarks or registered trademarks are the property of their respective owners.

RESTYLANE®, PERLANE®, DYSPORT®, SOLODYN®, ZIANA®, VANOS®, and LOPROX® are registered trademarks Valeant Pharmaceuticals International, Inc.

For more information, please visit: www.revance.com.

Contact

Westwicke Partners

Ana Petrovic

(415) 513-1281

ana.petrovic@westwicke.com